ASSIGNMENT

For good and valuable consideration, Ronald Zimmerman and David Wood (collectively "Assignors"), do hereby execute this Assignment effective this 18th day of November, 2020 and assigns to Biologx, Inc. ("Assignee"), all of Assignor's right, title, and interest in and to all ideas, concepts, formulae, recipes, designs, plans, and other intellectual property related to the production and manufacture of low cost insulin for human use using proprietary manufacturing technology ("IP"), as described further herein on Schedule A, which may be amended from time to time, and which is incorporated herein by this reference.

This Assignment is coupled with all incidents of ownership, all rights and includes all tax benefits and other perquisites and emoluments relating to or arising from the ownership of the IP.

The parties intend that this Assignment be governed by and interpreted under Wyoming Law, and further intend that as of the date hereof, Assignee shall be considered the owner of the IP. The parties hereby covenant and agree to execute any further documentation required to perfect the assignment made hereunder.

In witness whereof, the parties hereby execute this Addendum and Assignment effective as of November 18, 2020.

Assignors

David Wood

Ronald Zimmerman

Assignee
Biologx, Inc.

David Wood, CEO

Schedule A

1. All Intellectual Property ("IP") and proprietary technology that promotes the manufacture of generic insulin and insulin analog active pharmaceutical ingredients ("API").
2. All domain names, websites, URLs, and other trade names and intellectual property relating to the names Biologx, Inc.